UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 333-226308

Zeta Network Group

(Translation of registrant’s name into English)

14 Wall Street, 20th Floor

New York, NY 10005

Tel: +1 (929) 317-2699

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Closing of the Offering

As previously disclosed by Zeta Network Group (the “Company”) in its Form 6-K furnished on July 30, 2026 (the “Previous 6-K”), on July 29, 2026, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with certain investors (the “Purchasers”) for a private placement offering (the “Offering”), pursuant to which the Company would receive aggregate gross proceeds of US$10,000,002.10, before deducting any offering expenses, in consideration for the issuance and sale of an aggregate of 3,412,970 units (the “Units”) at a purchase price of US$2.93 per Unit.

Each Unit consists of (i) one Class A ordinary share of the Company, par value US$0.02 per share (the “Ordinary Shares”), and (ii) one warrant (each, a “Warrant” and, collectively, the “Warrants”), with each Warrant exercisable to purchase one Ordinary Share (the “Warrant Shares”) at an exercise price of US$4.40 per Warrant Share.

The closing of the Offering took place on August 17, 2026 (the “Closing Date”). On the Closing Date, the Company received aggregate gross proceeds of US$10,000,002.10 from the Purchasers, before deducting any offering expenses payable by the Company and excluding any proceeds that may be received by the Company from the exercise of the Warrants. The gross proceeds were paid in the form of approximately 156.6533 Solv-BTC, based on an applicable exchange rate of US$63,835.08 per Solv-BTC. Additionally, on the Closing Date, an aggregate of 3,412,970 Ordinary Shares and 3,412,970 Warrants were issued to the Purchasers.

The securities issued in the Offering have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and were offered and sold in a private placement pursuant to an exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation S promulgated under the Securities Act. Accordingly, the securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

The foregoing summaries of the terms of the Securities Purchase Agreement and the Warrants do not purport to be complete and are qualified in their entirety by reference to the complete text of the Securities Purchase Agreement and the form of Warrant, which were attached to the Previous 6-K as Exhibits 10.1 and 4.1, respectively.

This report shall not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This report is incorporated by reference into the registration statement on Form F-3 (File No. 333-292327) of the Company, filed with the Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. All statements other than statements of historical facts included in this report are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended June 30, 2025, filed with the Commission on November 12, 2025, and the Company’s other filings with the Commission, including interim reports. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zeta Network Group

By:	/s/ Xiao Wen “Samantha” Huang
Name:	Xiao Wen “Samantha” Huang
Title:	Chief Executive Officer and Director

Date: August 19, 2026

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